Letterhead of Andrews Kurth LLP



                                February 28, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Jeffrey Werbitt, Mail Stop 4-6

Re:      Assure Data, Inc.
         Amendment No. l to Registration Statement on Form SB-2
         Filed on January 4, 2005
         File No. 333-123347

     Assure Data, Inc. is filing on this date its Amendment No. 2 to the above-captioned Registration Statement. Set forth below are the comments received from the Staff of the Commission by letter dated February 3, 2005, and under each comment the Company's response and cross reference to its treatment in the Amendment. We have assisted the Company in answering the comments. Complimentary copies of this letter and the Amendment, both clean and marked to show changes, are being delivered contemporaneously herewith, to Melissa Walsh and Jeffrey Werbitt.

Prospectus
----------

General
-------

     1. Throughout your prospectus you disclose that Assure Data is not using an underwriter in this offering. However, we note that you also disclose in your summary that Mr. Lisle is considered a statutory underwriter in this transaction, which appears to be consistent with
          Section 2(a)(11) of the Securities Act of 1933. Consider relocating your discussion of Mr. Lisle as a statutory underwriter to your "Plan of Distribution" section to clarify the disclosure that Mr. Lisle is a statutory underwriter. Please clarify your Risk Factor section as well.

          Language has been added to "Plan of Distribution" and the first Risk Factor under Risks Related to our Stock.

     2. When describing this offering, Please ensure that you refer to it as a direct public offering or self-underwritten offering. In some cases you use the term "best efforts," which signifies the presence of a broker-dealer.

Assure Data, Inc.
Form SB-2
February 28, 2005
Page 2 of 14



          The "best efforts" language has been deleted throughout.

     3. In the event of a delay in the effectiveness of your registration statement, update the financial statements in accordance with Item 310(g) of Regulation S-B.

          The Company plans to insert audited 2004 results in the next amendment and prior to requesting acceleration.

     4. In your next amended registration statement, include a currently dated consent pursuant to Item 601(b)(23) of Regulation S-B.

          Such consent is attached as Exhibit 23.1

Cover Page, Page 2
------------------

     5. Please provide a cross-reference to the risk factors section, including the page number where it appears in the prospectus. You should highlight this cross-reference by prominent type, such as bold and/or italics. See Item 501(a)(5) of Regulation S-B.

          The cross reference has been added in bold face, italic type. See cover page of prospectus.

     6. We note that you discuss your hope to have prices for your shares quoted on the Over-the-Counter Bulletin Board. Supplementally advise of the steps that you have taken to have your shares listed on the Over-the-Counter-Bulletin Board. For example, have you had discussions with market makers regarding becoming quoted on the Over-the-Counter Bulletin Board? If not, tell us when you plan to take steps to have your shares listed.

          The Company has had preliminary contact with an NASD number (TR Winston), and they are willing to file a Form 211 and act as a market maker for the Company.

Summary, Page 3
---------------

     The Company, Page 3
     -------------------

     7. You disclose that you have installed your process for six customers in your summary. However, you disclose that Assure Data has installed its process for seven customers in your "Risk Factors," MD&A and "Sales to Date." Please reconcile.

          All disclosures have been reconciled to reflect seven customers.

Assure Data, Inc.
Form SB-2
February 28, 2005
Page 3 of 14



     8.   You describe  your  "proposed"  business.  However,  you disclose that
          Assure  Data  has  installed  your  process  for   customers.   Please
          reconcile.

          References to proposed business have been eliminated.

     9. We refer you to the bullet point list of potential risks associated with the offering. Please revise your summary section to limit the information that is key to offering or to Assure Data. See Item 503 of Regulation S-B.

          Such list has been so revised - Page 2.

     10. We note that you intend to offer your securities in states in which there are exemptions for accredited investors. Supplementally advise of the states that you intend to offer and sell your securities.

          The issuer expects to make offers and sales in Texas, California and Florida.

Risk Factors, Page 4
--------------------

11. Revise all of your subheadings to ensure they specifically disclose the material risk that you discuss in the text. If a risk factor is included in your prospectus; you should describe the risk clearly and concretely and include the nature of the specific risk or harm in your subheadings. Refrain from merely stating facts or describing events that may occur in the future in your subheadings, such as "[a] number of other companies in the data backup service industry have failed because of competition," "[w] have experienced losses since inception," "[c]ontrol of the company will continue to be held by two officers who are also directors" and "[w]e lack staff." Accordingly, revise your disclosure to succinctly state in your subheading the risks that result from the faces or uncertainties and clearly state the risk that follows in the narrative.

          All such headings have been reviewed for their content and most of them revised.

     12. We note that many of your risk factors present risks that could apply to any issuer or to any offering. If you elect to retain these and other general risk factors in this section, you must clearly explain how they specifically apply to your industry, company or offering. Otherwise, relocate the discussion of risk factors that do not contain material risks that are unique to Assure Data to the body of the prospectus. For example, the following risk factors appear to be generic or appear to address matters that do not raise material, concrete risks:

          o    There could be changes in the regulation of the Internet;

Assure Data, Inc.
Form SB-2
February 28, 2005
Page 4 of 14



          o We face a likely business failure if we lose the services of our key personnel;

          o Shareholders may have no way to recoup any if [sic] their investment;

          o    We need to grow our customer base; and

          o    The offering price was established arbitrarily.

          The issuer has endeavored to respond to these comments throughout the Risk Factors section.

Limited capital reserves could cause us to fail, Page 6
-------------------------------------------------------

     13. You disclose that even if Assure Data sells all of the shares offered, you may not have significant funds to conduct business. However, in your MD&A, you also disclose that Assure Data will be able to meet its obligations for at least the next twelve months even without the procceds of this offering. Please reconcile.

          The document has been revised to disclose consistently that the Company can remain in existence indefinitely without any funding.

We face a likely business  failure if we lose the services of our key personnel,
--------------------------------------------------------------------------------
Page 6
------

     14. Clarify that Messrs. Lisle and Kipness will be working part-time for Assure Data. Quantify the amount of time involved.

          The part-time nature of their work has been emphasized and quantified. Page 5, "We must maintain our key managers."

          Control of the company will continue to be held by two officers who are also directors, Page 6

     15. It appears that this risk factor discloses the same or substantially similar risks as the risk factor "[t]hree shareholders effectively control the board of directors and the company." Accordingly, please revise your "Risk Factors" section to disclose each distinctive risk only once. Where particular risks are disclosed in multiple risk factors, remove the repetitive risk factors or aggregate the risk factors with the same or similar risks into one inclusive risk factor.

          These two paragraphs have been combined into one on Page 6.

Assure Data, Inc.
Form SB-2
February 28, 2005
Page 5 of 14


We may not remain a reporting company, Page 8
---------------------------------------------

     16. Please expand your risk factor to explain why you may not remain a reporting company. For example, are you referring to the fact that your reporting obligations may be suspended if Assure Data falls below 300 shareholders? If so, please explain.

          The Company has explained that de-registration would become an alternative only if there were fewer than 300 shareholders and, and if the Company is unable to execute its business plan and there is no reason to continue a public market with its attendant expenses.

Use of proceeds, Page 9
-----------------------

     17. We note that this is a self-underwritten offering with no guarantee of the amount of shares that may be sold. Accordingly, please revise this section to also disclose the use of proceeds if you only receive nominal proceeds from this offering.

          A disclosure of the use of proceeds at 25% success rate has been added here and in the tables under "Use of Proceeds" - Page 9.

     18. We refer you to the disclosure that the maximum net proceeds of this offering will provide you with sufficient funds to meet your cash requirements for approximately l 8 months. Please revise to also disclose how long your cash needs will be met if you receive nominal proceeds in this offering.

          The disclosure has been revised to be consistent with other statements that the Company can continue in business indefinitely with little or no proceeds from the offering.

     19. Elaborate on plans to pay offering expenses if offering proceeds are inadequate to pay those expenses.

          A statement has been added that the officers will pay the shortfall in this event.

     20. You disclose that you have not yet determined the amount of net proceeds to be used specifically for any of the disclosed purposes and that you will have flexibility in applying net proceeds of the offering. Please reconcile this disclosure with the dollar amounts that you have specifically earmarked for each purpose in your "Use of Proceeds" table. Also, to the extent applicable, revise this section to clearly discuss the circumstances that would require management to alter the use of proceeds from this offering and discuss alternatives to the currently stated uses.

          The   disclosure   has  been  revised  to  eliminate   the   perceived
          inconsistencies.

Assure Data, Inc.
Form SB-2
February 28, 2005
Page 6 of 14

     21. We note that most of the proceeds received in this offering will be put towards working capital. Please disclose the priority of uses within the category of "working capital" depending on the number of shares sold.

          More detail has been added.

Dilution, Page 10
-----------------

     22. We note that this is a self underwritten offering with no guarantee of the amount of shares that may be sold. Accordingly, please revise your "Dilution" section, including the text and the dilution table, to also include dilution disclosures assuming sales of 25%, 50% and 75%. Also, revise to disclose the dilution to if you only receive nominal sales in your offering.

          Since a "Dilution" section is not required in a Form SB-2, the issuer has deleted the section and instead treated it in the third Risk Factor under "Risks Related to the Stock" on Page 7.

Description of Business, Page 11
--------------------------------

General
-------

     23. We note that you have a limited number of customers. As a result, it appears that you are dependent upon one, some or all of your customers. Please revise to disclose whether you are equally dependent upon all of your customers or if you are dependent upon some customers more than others. To the extent applicable, please revise your disclosure to provide a materially complete description of the customer agreements that you are dependent upon. For example, your description should address the services provided, the term and termination and the material economic terms of the customer agreements.

          Disclosure has been added in "Business--Customers" on Page 11.

Assure Data Virus and Spam Protection Services, Page 11
-------------------------------------------------------

     24. Supplementally support your statement that your SPAM filtering service uses the latest heuristic algorithms of three internationally recognized SPAM Killers to stop up to 98% of SPAM while allowing users to regulate specific email servers.

          These clauses have been deleted. None of the Company's customers is currently utilizing this service - Page 10.

     25. You state that data is backed up and e-mail reports are automatically sent to the customer as well as Assure Data staff. You go on to state that if a service fails, additional notification to Assure Data staff via cell phone text messages are sent. Clarify how this system works currently when you have only two part-time employees - Messrs. Lisle and Kipness.

Assure Data, Inc.
Form SB-2
February 28, 2005
Page 7 of 14

          Such disclosure has been added - Page 10.

The Primary Manner In Which We Expect to Conduct Business, Page 11
------------------------------------------------------------------

     26. Explain your statement that you have obtained rights to select email listing of information technology employees and consultants.

          Such disclosure has been clarified - Page 11.

Data Backup Industry in General, Page 12
----------------------------------------

Tape, Page 12
-------------

     27. We note that you discuss "tape" as a competing backup media in the first paragraph on Page 12? Please specifically disclose the factual basis for, and the context of all your statements, beliefs, understandings and opinions regarding "tape" as a backup method. Unless you can substantiate on a reasonable basis all of your beliefs, please remove them from your prospectus.

          The  discussion has been revised and is now more factual - Page 11, P.
          4.

Competition, Page 12
--------------------

     28. Please revise to more completely disclose the competitive business conditions and your competitive position in your industry. Also, disclose your method of competition. See Item 101(b)(4) of Regulation S-B.

          Disclosure has been revised and expanded - Page 13, P. 3.

Our Concept and Technology, Page 12
-----------------------------------

     29. Reconcile the statement that your founders have over 40 years of computer industry related experience with the disclosure in their biographies that suggests that the number is closer to 30.

          The statement of combined experience and biographical information have been reconciled - Page 12.

Assure Data, Inc.
Form SB-2
February 28, 2005
Page 8 of 14


Expected Employee Requirements, Page 13
---------------------------------------

     30. We note that Messrs. Lisle and Kipness work on a part-time basis. Please revise to disclose the amount of time that Messrs. Lisle and Kipness will spend on the matters of Assure Data.

          Such disclosure has been added - Page 13, P. 3.

Facilities and Offices, Page 13
-------------------------------

     31. You disclose that you have offices in Frisco, Texas. Please clarify whether you have offices separate from the offices and home offices of Messrs. Lisle and Kipness. To the extent that you have separate offices, please describe your arrangements and file material leases associated with these offices as exhibits. See Item 601(b)(10)(i) of Regulation S-B.

          Disclosure has been revised to reflect that the Company actually operates from home offices and an offsite server. The Frisco address is that of its transfer agent - Page 14, P. 3.

     32. Here or elsewhere as appropriate, please discuss your data backup repositories. Do you have agreements with these repositories upon which you are substantially dependent for purposes of 601(b)(7 0) of Regulation S-B?

          Such  discussion  has  been  expanded.   The  agreement  covering  the
          repository is a low-cost month-to-month arrangement and is not material - Page 14, P. 3.

Management's Discussion and Analysis or Plan of Operation, Page 14
------------------------------------------------------------------

     33. We note that you have had revenues in your last fiscal year ended December 31, 2003 and in the nine months ended September 30, 2004. Please revise your disclosure to include the information required by
          Item 303(b) of Regulation SB-2.

          The MD&A has been substantially revised.

     34. We note that you are conducting a self underwritten offering with no guarantee that you will receive any proceeds. We also note that you are going to move forward with your business plan with the proceeds from this offering. Accordingly, please expand your disclosure to discuss your plan of operation if you receive minimal funding and varying amounts below your maximum. For each scenario, disclose each proposed activity, under your business plan and clarify the material events or steps required to ultimately complete your business plan, including conditions or contingencies to reach this end.

          A Plan of Development section has been added - Page 15, P. 6.

Assure Data, Inc.
Form SB-2
February 28, 2005
Page 9 of 14



     35. You disclose that you may be required to cease operations in less than one year if you do not raise $300,000. Please reconcile this statement with the disclosure that you have sufficient resources to meet your obligations for at least the next twelve months even without proceeds of this offering. Also, reconcile these statements with the disclosure that you will have to complete at least 50% of the offering, or $150,000 in order to have sufficient funds available to move forward with your business plan.

          The document has been revised to disclose consistently that the Company can remain in existence indefinitely without any funding.

     36. Disclose the costs associated with becoming a public company and explain how Assure Data intends to pay these costs.

          Such disclosure has been added - Page 16, P. 3.

     37. We refer you to your risk factor that you may not remain a reporting company. Please explain any circumstances, other than the possibility that your reporting obligations may be suspended as a result of having less than 300 shareholders, that may cause you to no longer report under the Exchange Act. Does Assure Data have specific business or financial goals related to its development of a customer base that it must reach to remain a public company after one year? What factors will be considered when evaluating the growth of the company? What are your exit strategies if you decide not to remain a public company? Will you keep your company intact and become a private company? Do you plan on entering into a merger or other transaction?

          The risk factor has been clarified. See the response to Comment 16 above.

     38. We note that your plan of operations for the next twelve months includes new customer acquisitions, which would require the purchase of additional on-site servers. Revise your disclosure to discuss any significant expected capital expenditures. We refer you to Item
          303(a)(iii) of Regulation S-B. In addition, tell us and revise your disclosure to indicate how you plan to fund these activities.

          Disclosure has been added - Page 16, P. 4 --Capital Expenditures.

Directors and Executive Officers, Page 15
-----------------------------------------

     39. Please revise to also disclose Mr. Lisle as the chief financial officer and accounting officer, if true.

          His listing has been revised - Page 17.

Assure Data, Inc.
Form SB-2
February 28, 2005
Page 10 of 14


Executive Compensation, Page 17
-------------------------------

     40. You disclose that Assure Data has no employees. However, your disclosure under "Directors and Executive Officers" identifies Mr. Lisle as the president and treasurer and Mr. Kipness as your vice president. Please reconcile.

          A statement has been added - Page 18, P. 1.

     41. We note that Mr. Lisle was compensated by Information Technology Systems. Please explain the relationship between Assure Data and its executive officers and information Technology Systems. Why was Mr. Lisle compensated in this manner? Also, revise your "Executive Compensation" section to include an executive compensation table that discloses the compensation received by Mr. Lisle from Information Technology Systems and invoiced to Assure Data. Similarly, your executive compensation table should include the compensation provided to Mr. Kipness through his consulting service. See Item 402(a) of Regulation S-B. --- Such comments have been addressed - Page 17.

Certain Relationships and Related Transactions, Page 16
-------------------------------------------------------

     42. Please ensure that all related party disclosure is provided. For example, advise why the transaction discussed in Note 2 to the notes to your financial statements has not been disclosed under this item.

          All transactions are disclosed. Note 2 refers to the consulting service disclosed on Page 18, and to an immaterial purchase of equipment.

     43.  Please disclose the date of each related party transaction.

          Dates have been added - Page 18.

     44. You disclose that Mr. Lisle performed services on behalf of Information Technology Systems and its client Assure Data. Please clarify the relationship between Assure Data and Information Technology Systems and explain the purpose behind the structure of this transaction. If Assure Data will continue to be a client of Information Technology Systems consider addition information in your "Description of Business" section to explain how Assure Data and Information Technology Systems will be associated on a going forward basis.

          The disclosure states that the relationship is that Mr. Lisle has been compensated through ITS in order to avoid multiple employment taxes. Such arrangement will terminate when he becomes employed by the Company - Page 18.

Assure Data, Inc.
Form SB-2
February 28, 2005
Page 11 of 14


     45. Please disclose the nature of the services that Mr. Kipness was compensated for through his consulting service.

          Such disclosure is added - Page 18, P. 3.

Promoters, Page 16
------------------

     46.  Supplementally   explain  of  Patrica  Gunter's  relationship  in  the
          development of the processes and services provided by the Company. Also, supplementally advise whether Ms. Gunter is a promoter.

          Ms. Gunter has been added as a promoter. Her only role in the Company has been to invest $75,267 for common stock. Such disclosure has been added - Page 19, P. 1.

Description of Securities, Page 16
----------------------------------

     47. You disclose that the outstanding common stock is "fully paid and non-assessable." It does not appear that the Assure Data is qualified to make this legal conclusion. We also note that you have not identified legal counsel in the registration statement - in fact, you have left the subsection entitled "Legal Matters" blank and you have not indicated who will be providing a legality opinion for purposes of
          Item 601(b)(5) of Regulation S-B. Please advise or revise.

          The language has changed to be more factual. The name of Nevada counsel has been added, and the Item 5.1 opinion will be filed by amendment.

Plan of Distribution, Page 17
-----------------------------

     48. We note that you disclose that Robert Lisle is exempt from registration as a broker dealer under Rule 3a4-1. In light of the fact that Mr. Lisle is relying on Rule 3a4-1, supplementally provide an analysis explaining the basis for his belief that the safe harbor is available. Please clarify your disclosure elsewhere in the prospectus that suggests that Mr. Kipness might be selling your securities as well. See, for example, your discussion under plan of distribution under Summary.

          Such  justification  has been added to "Plan of  Distribution" on Page
          20.

     49. Supplementally confirm that you do not have any intention to offer your securities over the Internet.

          The Company confirms that it has no such intention. See Page 20, P. 3.

Assure Data, Inc.
Form SB-2
February 28, 2005
Page12 of 14


Independent Auditor's Report, Page F2
-------------------------------------

     50. Please request for your independent auditors to revise their audit opinion to include the city and state where issued. Also tell us why your auditor is located in Maitland, Florida when it appears that your principal offices are located in Frisco, Texas. Explain the circumstances that led to you retaining this particular audit firm.

          The City and State are added on Page F-2. The Company had no auditor relationship, and Tschopp, Whitcomb & Orr, PA were introduced by the Company's Transfer Agent as a firm that provided public company auditing work on an economical and efficient basis. Their location in Florida does not add materially to the cost of the audit.

Financial Statements
--------------------

Consolidated Statements of Operation, Page F4
---------------------------------------------

     51. We note from Page 15 of your MD&A that you incur a monthly cost to customers. Tell us the amount of this cost in each period presented. To the extent material, these types of expenses should be classified as costs of revenue.

          These expenses have been reclassified as costs of revenue in each period presented.

     52. We note that there have been significant related party transactions for consulting services, reimbursements of expenses, and purchases of equipment. Revise to indicate the amount of related party transactions on the face of the balance sheets and statements of operations. Also supplementally reconcile the total amount of related party transactions disclosed in Note (2) on Page F8 to your MD&A disclosure on Page 16.

          The balance sheets, statement of operations and statement of cash flows were revised to indicate the amount of related party transaction or referenced to the related party disclosure in Note (2). The disclosure on Page 16 has been corrected to agree to the amount in Note (2).

Notes to the Financial Statements
---------------------------------

          Organization and Summary of Significant Accounting Policies, Page F7
          --------------------------------------------------------------------

          Revenue Recognition
          -------------------

     53. Revise the notes to the financial statements to include a detailed description of your revenue recognition policy. Your revenue recognition policy should reference the applicable accounting guidance, such as SOP 97-2, SAB 104, SOP 81-1, and/or EITF 00-3.

Assure Data, Inc.
Form SB-2
February 28, 2005
Page 13 of 14


          Furthermore, your disclosure should separately discuss the revenue recognition policy for each product and service that you offer and the criteria considered in determining when to recognize revenue for each of the particular elements. Also, to the extent applicable, disclose how you consider setup fees, warranty provisions, upgrades, discounts, rights of return, and cancellation provisions in your revenue recognition policy.

          A revenue recognition footnote was added as Note 1(f) to describe the Company's policies for revenue recognition.

          Property & Equipment
          --------------------

     54. Revise the notes to the financial statements to include the major classes of depreciable assets and accumulated depreciation for all periods presented. See paragraph 5 of APB 12.

          The balance sheet and notes to the financial statements were amended to reflect the only major class of depreciable assets.

          Stockholders' Equity
          --------------------

     55. Revise your notes to the financial statements to include a detailed discussion of the activity in shareholders' equity for all periods presented. Include a description of the significant terms and conditions of the securities outstanding, including any restrictions on your common stock. Refer to SFAS 129.

          Note (3) to the financial statements was added to discuss activity in stockholders' equity and related restrictions on common stock.

                                     Part II
                                     -------

Exhibits, Page II-2
-------------------

          Data Protection Services Agreement
          ----------------------------------

     56. We note that you provide a form of Data Protection Services Agreement as an exhibit. Please separately file a complete copy of each agreement that you are substantially dependent upon. Alternatively, refile this exhibit with a schedule identifying the agreements that were omitted as a result of filing this form of agreement and setting forth the material details in which the documents differ from the document that was filed. For example, for each agreement omitted, provide the information that was left blank on the form of agreement included as an exhibit.

Assure Data, Inc.
Form SB-2
February 28, 2005
Page 14 of 14


          A schedule of the various customer details is not considered to be material. Each contract is terminable at will and produces revenues of only about $2,500 per year.

Subscription Agreement
----------------------

     57. It appears that this subsection includes representations and warranties that contemplate an unregistered offering. For example, we refer you to sections 3(e) and 3(h)(1)(ii) of your subscription agreement. Please revise your subscription agreement or supplementally advise.

          The Subscription Agreement has been revised and refiled.

          Recent Sales of Unregistered Securities, Page II-2

     58. Please expand your disclosure regarding the private placement beginning on April 2003 to further explain the facts relied upon to make the exemption relief upon available. See item 701 of Regulation S-B. For example, explain whether the purchasers were accredited or sophisticated with access to information.

          Additional disclosure is included in Item 26.

     Please contact the undersigned at 214.659.4469 if you have further questions or comments.

                                                     Sincerely yours,

                                                     /s/ Ronald L. Brown

                                                     Ronald L. Brown



RLB:chm

cc:      Assure Data, Inc.
         Tschopp, Whitcomb & Orr, PA